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Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SFG Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Wanaque Avenue, Suite 301
(No. and Street)

Pompton Lakes	New Jersey	07442-2130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vasken H. Setrakian — (212) 683-0793
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC.
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Vasken Setrakian, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SFG Securities, Inc. (Company), as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shukri H. Azar
Notary Public of New Jersey
My Commission Expires March 18, 2020

Notary Public

Vasken Setrakian, President

This report contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm.

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(o)	Review report on managements' assertion letter regarding (k)(2)(i).
(x)	(p)	Management's assertion letter regarding (k)(2)(i).

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of SFG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SFG Securities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of SFG Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SFG Securities, Inc.'s management. Our responsibility is to express an opinion on SFG Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SFG Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of SFG Securities, Inc.'s financial statements. The supplemental information is the responsibility of SFG Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as SFG Securities, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 26, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

SFG SECURITIES, INC.
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	9,350
Prepaid Expenses		1,972
Total Assets	$	11,322
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	600
Total Liabilities		600
Stockholder's Equity		
Common stock - no par value		
1,500 shares authorized,		
1 share issued and outstanding		1
Additional paid-in capital		100,999
Accumulated (deficit)		(90,278)
Total Stockholder's Equity		10,722
Total Liabilities and Stockholder's Equity	$	11,322

See accompanying notes to the financial statements.

SFG SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2018

Revenue:	$	-
Expenses:		
Insurance expense		472
Office Expense		75
Professional fees		3,289
Regulatory fees		3,326
Rent Expense		2,400
Telephone Expense		521
Total Expenses		10,083
Net (Loss)	$	(10,083)

See accompanying notes to the financial statements.

SFG SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended Decmeber 31, 2018

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balances, January 1, 2018	$ 1	$ 89,999	$ (80,195)	$ 9,805
Shareholder contribution		11,000		11,000
Net (loss) for the year	-	-	(10,083)	(10,083)
Balances, December 31, 2018	$ 1	$ 100,999	$ (90,278)	$ 10,722

See accompanying notes to the financial statements.

SFG SECURITIES, INC.

Statement of Cash Flows

For the Year Ended Decmeber 31, 2018

Cash Flows From Operating Activities:	
Net (Loss)	$ (10,083)
Adjustments to reconcile net loss to net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts payable and accrued expenses	(3,021)
Net cash (used) by operating activities	(13,104)
Cash flows from investing activities:	-
Cash flows from financing activities:	
Stockholder contribution	11,000
Net cash provided by financing activities	11,000
Net decrease in cash	(2,104)
Cash at beginning of year	11,454
Cash at end of year	$ 9,350

See accompanying notes to to the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SFG Securities, Inc. ("Company") was formed November 29, 2001 in the State of Delaware as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. (SIPC). The Company is a wholly-owned subsidiary of Setrakian Financial Group LLC.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i), and as such the Company is not required to maintain a special reserve bank account for the benefit of customers. The Company is a limited purpose broker dealer, engaged in the private placement of securities. The Company has a December 31 year end.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Accrual basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's financial statements are prepared using the accrual basis of accounting. Consequently revenue is recognized when earned.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2018, the Company had net capital of $8,750, which was $3,750 in excess of the amount required. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

NOTE 4 - INCOME TAXES

The Company's financial statements are prepared using the accrual basis of accounting and the tax return is prepared using the cash basis of accounting. At December 31, 2018, there were no significant differences between book net income and tax net income.

As of December 31, 2018 the Company had federal and state income tax net operating loss (NOL) carryforwards of $88,774 and $54,713 respectfully. These NOL carryforwards will expire on various dates from 2028 to 2037. Management believes that it is more likely than not that the benefit from these NOL carryforwards will not be realized. Consequently, a valuation allowance of 100% was applied against the deferred tax assets related to these NOL carryforwards.

NOTE 5 - OPERATING LEASE

The Company's lease was amended effective April 1, 2018, to reflect a new monthly rent of $100 per month, for the leased premises at 200 Wanaque Ave., Pompton Lakes, NJ. The lease agreement ends on December 31, 2019. The future lease payment for this lease total $1,200. Previously the Company had been paying $500 per month as per a lease agreement effective January 1, 2018.

NOTE 6 - RELATED PARTY TRANSACTIONS

Setrakian Financial Group LLC, the holding company, made a $11,000 contribution to capital during the year ending December 31, 2018.

NOTE 7 – REVENUE RECOGNITION

For the year ended December 31, 2018 the Company did not have earned revenue.

Effective January 1, 2018 the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize the revenue when (or as) the entity satisfies a performance obligation. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2019, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

SFG SECURITIES, INC.

Computation of Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2018

Total stockholder's equity qualified for net capital	$	10,722
Deductions and/or charges		
Non-allowable assets:		
Prepaid Expense		1,972
Total deductions and/or charges		1,972
Net capital before haircuts on securities		8,750
Haircuts on securities		-
Net capital	$	8,750
Aggregate indebtedness		
Accounts payable and accrued expenses	$	600
Total aggregate indebtedness	$	600
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	3,750
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	2,750
Ratio of aggregate indebtedness to net capital		0.07 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of Decmeber 31, 2018 as reported by SFG Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of SFG Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) SFG Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SFG Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) SFG Securities, Inc. stated that SFG Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SFG Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SFG Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 26, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

SFG SECURITIES, INC.

200 WANAQUE AVENUE, SUITE 301, POMPTON LAKES, NJ 07442

Assertions Regarding Exemption Provisions

SFG Securities, Inc operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the calendar year ended December 31, 2018 without exception.

Vasken Setrakian, President

January 21, 2019